NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Brookfield Property REIT Inc.

(formerly known as GGP Inc.)

(Name of Issuer)

Brookfield Property REIT Inc.
Brookfield Property Partners L.P.	Brookfield BPY Retail Holdings II Subco LLC
Brookfield Asset Management Inc.	New Brookfield BPY Retail Holdings II LLC
Goldfinch Merger Sub Corp.	BW Purchaser, LLC
Brookfield Retail Holdings VII LLC	Brookfield Retail Holdings Warrants LLC
Brookfield Retail Mall LLC	Brookfield Retail Holdings II Sub III LLC
BPY Retail I LLC	New GGP Warrants LLC
BPY Retail V LLC	Brookfield Retail Holdings VII Sub 3 LLC

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36174X101

(CUSIP Number of Class of Securities)

Michelle Campbell	Bryan K. Davis
Secretary	Chief Financial Officer
Brookfield Property REIT Inc.	Brookfield Property Group LLC
Brookfield Place	Brookfield Place
250 Vesey Street, 15th Floor	250 Vesey Street, 15th Floor
New York, NY 10281	New York, NY 10281
(212) 417-7000	(212) 417-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joseph C. Shenker, Esq. Robert W. Downes, Esq. Brian E. Hamilton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Alan Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Michael J. Aiello, Esq. Matthew J. Gilroy, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Gilbert G. Menna, Esq. Mark S. Opper, Esq. David H. Roberts, Esq. Goodwin Procter LLP 100 Northern Avenue	Karrin Powys-Lybbe, Esq. Mile T. Kurta, Esq. Torys LLP 1114 Avenue of the Americas
			Boston, Massachusetts 02210	New York, New York 10036
			(617) 570-1000	(212) 880-6000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,381,711,948	$2,164,023.14

*

Calculated solely for the purpose of determining the filing fee. The transaction valuation was calculated as the sum of (1) (i) the product of (a) $19.84 (rounded up to the nearest cent), which is the average of the high and low prices per share of GGP Inc.’s common stock as reported on the NYSE on April 27, 2018, and (b) 660,886,432, which is the estimated maximum number of shares of GGP Inc.’s common stock (taking into consideration (x) the exercise of certain GGP Inc. equity awards, (y) the full redemption of the series of preferred units of GGPOP designated as 6.5% series D cumulative convertible preferred units and the series of preferred units of GGPOP designated as 7% series E cumulative convertible preferred units into common units of GGPOP, and (z) the full redemption into GGP Inc.’s common stock of the common units of GGPOP that are redeemable into GGP Inc.’s common stock in connection with the transactions described herein) and GGP restricted stock receiving class A stock issued, plus (ii) the product of (a) $5.65 per share (which is equal to the difference between $23.50 and $17.85 (rounded up to the nearest cent), the weighted average exercise price of the GGP options), and (b) 14,295,427, which is the estimated number of shares of GGP Inc.’s common stock underlying the GGP options receiving class A stock that is issued, minus (iii) $9,250,000,000, which is the total amount of cash consideration that would be paid pursuant to the merger agreement to holders eligible to receive class A stock, plus (2) the product of (i) $24.55 (rounded up to the nearest cent), which is the average of the high and low prices per share of GGP Inc.’s 6.375% series A cumulative perpetual preferred stock, par value $0.01 per share, as reported on the NYSE on April 27, 2018, and (ii) 10,000,000, which is the estimated maximum number of shares of Brookfield Property REIT Inc.’s series A preferred stock that may be issued, plus (3) (i) the product of (a) $19.84 (rounded up to the nearest cent), which is the average of the high and low prices per share of GGP Inc.’s common stock as reported on the NYSE on April 27, 2018, and (b) 660,886,432, which is the estimated maximum number of shares of GGP Inc.’s common stock (taking into consideration (x) the exercise of certain GGP Inc. equity awards, (y) the full redemption of the series of preferred units of GGPOP designated as 6.5% series D cumulative convertible preferred units and the series of preferred units of GGPOP designated as 7% series E cumulative convertible preferred units into common units of GGPOP, and (z) the full redemption into GGP Inc.’s common stock of the common units of GGPOP that are redeemable into GGP Inc.’s common stock in connection with the transactions described herein) and GGP restricted stock receiving class A stock issued, plus (ii) the product of (a) $5.65 per share (which is equal to the difference between $23.50 and $17.85 (rounded up to the nearest cent), the weighted average exercise price of the GGP options), and (b) 14,295,427, which is the estimated number of shares of GGP Inc.’s common stock underlying the GGP options receiving class A stock that is issued, minus (iii) $9,250,000,000, which is the total amount of cash consideration that would be paid pursuant to the merger agreement to holders eligible to receive class A stock, plus (4) $9,250,000,000, which is the total amount of cash consideration that would be paid pursuant to the merger agreement to holders eligible to receive class A stock.

**	The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001245 by the transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $490,873.12	Filing Party: Brookfield Property Partners L.P.

Form or Registration No.: Registration Statement on Form F-4	Date Filed: May 2, 2018

Amount Previously Paid: $521,437.87	Filing Party: GGP Inc.

Form or Registration No.: Registration Statement on Form S-4	Date Filed: May 2, 2018

Amount Previously Paid: $1,151,712.15	Filing Party: GGP Inc., Brookfield Property
Partners L.P. et al.

Form or Registration No.: Schedule 13E-3	Date Filed: May 2, 2018

Introduction

This Amendment No. 4 (“Amendment No. 4”) to the Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (i) Brookfield Property REIT Inc. (formerly known as GGP Inc.) (the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.01 per share (“Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Brookfield Property Partners L.P. (“BPY” or “Parent”), an exempted limited partnership formed under the laws of Bermuda; (iii) Brookfield Asset Management Inc., an Ontario corporation; (iv) Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Goldfinch”); (v) Brookfield Retail Holdings VII LLC (“BRH VII”), a Delaware limited liability company, of which Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAMPIC”), is the sole managing member; (vi) Brookfield Retail Mall LLC (“BRM”), a Delaware limited liability company; (vii) BPY Retail I LLC (“BPYRI”), a Delaware limited liability company; (viii) BPY Retail V LLC (“BPYRV”), a Delaware limited liability company and a subsidiary of Brookfield BPY Retail Holdings III LLC; (ix) Brookfield BPY Retail Holdings II Subco LLC (“New GGP Subco”), a Delaware limited liability company and a subsidiary of BPR Holding REIT I LLC (“BPR Holding”); (x) New Brookfield BPY Retail Holdings II LLC (“NBBPY”), a Delaware limited liability company; (xi) BW Purchaser, LLC (“BWP”), a Delaware limited liability company; (xii) Brookfield Retail Holdings Warrants LLC (“BRH Warrants”), a Delaware limited liability company, of which BAMPIC is the managing member; (xiii) Brookfield Retail Holdings II Sub III LLC (“BRH II Sub”), a Delaware limited liability company, of which BAMPIC is the sole managing member; (xiv) New GGP Warrants LLC (“New GGP”), a Delaware limited liability company; and (xv) Brookfield Retail Holdings VII Sub 3 LLC (“BRH Sub 3”), a Delaware limited liability company, of which BAMPIC is the sole managing member. BRH VII, BRM, BPYRI, BPYRV, New GGP Subco, NBBPY, BWP, BRH Warrants, BRH II Sub and New GGP are collectively referred to as the “Voting Parties.” Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings ascribed to them in the Transaction Statement.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information

(c) Other Material Information

Item 15(c) of the Transaction Statement is hereby amended and supplemented to include the following:

On August 27, 2018 (the “Charter Closing Date”), the Company filed the Charter Amendments with the Secretary of State of the State of Delaware, pursuant to which, among other things, the Company’s name was changed from GGP Inc. to Brookfield Property REIT Inc. (“BPR”). Subsequently, the Pre-Closing Transactions were consummated on the same date.

As previously disclosed, the Charter Closing Date was also the payment date for the Pre-Closing Dividend. The election period for the Pre-Closing Dividend concluded at 5:00 p.m. (Eastern Time) on August 21, 2018. In accordance with the terms of the Merger Agreement, Parent designated to the Company an aggregate cash dividend amount of $8,944,556,815. Based upon the foregoing and the results of the elections by holders of Common Stock who were entitled to receive the Pre-Closing Dividend, and in accordance with the proration and other adjustments set forth in the Merger Agreement, the amount payable to each such holder of Common Stock was as follows:

•	Each cash-electing holder of Common Stock received $14.33 in cash and 0.376 Parent units or shares of Class A Stock.

•	Each stock-electing holder of Common Stock received 0.986 Parent units or shares of Class A Stock.

•	Each non-electing holder of Common Stock received $14.33 in cash and 0.376 Parent units.

On August 28, 2018, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Goldfinch was merged with and into the Company, with the Company surviving the Merger as an indirect subsidiary of Parent (the “Merger Effective Time”). At the Merger Effective Time, each outstanding share of Common Stock that was issued and outstanding immediately prior to the Merger Effective Time (except for certain excluded shares of Common Stock, including any shares owned by Parent, Goldfinch, if any, or the Company, including those shares of Common Stock exchanged in the Brookfield Affiliate Exchange, shares of Common Stock for which appraisal was properly demanded and perfected and shares of restricted Common Stock) was cancelled and extinguished and automatically converted into the right to receive $0.312 in cash.

Each share of common stock, par value $0.01 per share, of Goldfinch that was outstanding immediately prior to the Merger Effective Time was converted into a number of validly issued, fully paid and non-assessable shares of Class C Stock equal to 640,051,301.

Each share of preferred stock, par value $0.01 per share, of the Company, that was outstanding immediately prior to the Merger Effective Time (the “Company Preferred Stock”) was converted into one validly issued, fully paid and non-assessable share of 6.375% Series A Cumulative Perpetual Preferred Stock of BPR that has the same rights, preferences, privileges and voting powers as the Company Preferred Stock as of immediately prior to the Merger Effective Time.

Following the Merger, the Common Stock and Company Preferred Stock ceased to trade on the New York Stock Exchange (the “NYSE”) and became eligible for delisting from the NYSE and termination of registration under the Exchange Act. Accordingly, on August 28, 2018, the NYSE filed with the SEC a notification of removal from listing on Form 25 with respect to the delisting of the Common Stock and Company Preferred Stock from the NYSE. The Company intends to file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock and Company Preferred Stock and suspend its reporting obligations under the Exchange Act. The Class A Stock and Series A Preferred Stock of BPR commenced trading on the NASDAQ Global Select Market as of August 28, 2018.

Item 16. Exhibits

(b)(2)

Credit Agreement, dated as of August 24, 2018, by and among Brookfield Retail Holdings VII Sub 3 LLC, Brookfield Property REIT Inc., GGP Nimbus, LLC, GGP Limited Partnership LLC, BPR OP, LP, GGSI Sellco, LLC, GGPLP Real Estate 2010 Loan Pledgor Holding, LLC, GGPLPLLC 2010 Loan Pledgor Holding, LLC, GGPLP 2010 Loan Pledgor Holding, LLC, and GGPLP L.L.C., each of the foregoing as the Borrowers, the Lenders party thereto, the Issuing Banks party thereto, the Swingline Lender party thereto, Morgan Stanley Senior Funding, Inc., in its capacity as co-administrative agent for the Term Lenders under the Term B Facility and Wells Fargo Bank, National Association, in its capacities as administrative agent and collateral agent for the Lenders (incorporated herein by reference to Exhibit 4.1 to Brookfield Property REIT Inc.’s Current Report on Form 8-K, filed on August 28, 2018).

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 30, 2018

BROOKFIELD PROPERTY REIT INC.

By:	/s/ Michelle L. Campbell
Name:	Michelle L. Campbell
Title:	Secretary

BROOKFIELD PROPERTY PARTNERS L.P.

By:	BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President

GOLDFINCH MERGER SUB CORP.

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BROOKFIELD RETAIL HOLDINGS VII LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

NEW GGP WARRANTS LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL MALL LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BW PURCHASER, LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL HOLDINGS WARRANTS LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BPY RETAIL I LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BPY RETAIL V LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD BPY RETAIL HOLDINGS II SUBCO LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

NEW BROOKFIELD BPY RETAIL HOLDINGS II LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL HOLDINGS II SUB III LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BROOKFIELD RETAIL HOLDINGS VII SUB 3
LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President